Exhibit 99.1

SYNERON MEDICAL LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2009

UNAUDITED

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2009

IN THOUSANDS OF U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-1 - F-2

Condensed Interim Consolidated Statements of Operations	F-3

Condensed Interim Statements of Changes in Equity	F-4

Condensed Interim Consolidated Statements of Cash Flows	F-5 - F-6

Notes to Condensed Interim Consolidated Financial Statements	F-7 - F-25

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2009	December 31, 2008
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$42,923	$72,366
Short term bank deposits	1,793	-
Available-for-sale marketable securities	141,263	117,342
Trade receivables net of allowance for doubtful accounts of $8,988 and
$5,876 as of June 30, 2009 and December 31, 2008, respectively.	18,857	32,637
Other accounts receivable and prepaid expenses	2,623	4,249
Inventories	10,469	12,660

Total current assets	217,928	239,254

LONG-TERM ASSETS:
Severance pay fund	183	107
Long-term deposits and others	174	180
Long-term available-for-sale marketable securities	27,366	27,214
Investments in affiliated companies	2,950	4,225
Property and equipment, net	3,063	3,656
Intangible assets, net	5,491	3,828
Goodwill	4,235	2,822

Total Long-term assets	43,462	42,032

Total assets	$261,390	$281,286

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30, 2009	December 31, 2008
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,771	$8,675
Other accounts payable and accrued expenses	22,253	25,587

Total current liabilities	25,024	34,262

LONG-TERM LIABILITIES:
Deferred revenues	2,473	3,140
Warranty accruals	931	1,117
Accrued severance pay	277	171

Total long-term liabilities	3,681	4,428

Total liabilities	28,705	38,690

EQUITY:
Syneron Medical shareholders' equity:
Share capital
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares as of June 30, 2009 and
December 31, 2008 respectively;
Issued and outstanding: 27,514,641 and 27,472,775 shares as of
June 30, 2009 and December 31, 2008, respectively.	64	64
Additional paid-in capital	100,815	98,125
Treasury shares - 1,251,574 Ordinary shares as of June 30, 2009
and December 31, 2008	(9,587)	(9,587)
Accumulated other comprehensive loss	(423)	(344)
Retained earnings	140,645	154,338

Total Syneron Medical shareholders' equity	231,514	242,596
Noncontrolling interest	1,171	-

Total equity	232,685	242,596

Total liabilities and equity	$261,390	$281,286

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

Revenues	$26,044	$72,312	$114,979
Costs of revenues	9,959	16,226	29,670

Gross profit	16,085	56,086	85,309

Operating expenses:
Research and development	5,886	6,987	13,783
Selling and marketing	18,756	28,289	54,064
General and administrative	8,834	7,240	17,706
Legal settelement, net of legal cost (see note 10)	(3,975)	-	-

Total operating expenses	29,501	42,516	85,553

Operating (loss) income	(13,416)	13,570	(244)
Financial income, net	1,214	2,697	3,862

Income (loss) before taxes on income	(12,202)	16,267	3,618
Taxes on income	1,597	(3,044)	(2,009)

Net (loss) income before non controlling interest	$(13,799)	$19,311	$5,627

Net loss attributable to non controlling interest	106	-	-

Net (loss) income attributable to Syneron shareholders	$(13,693)	$19,311	$5,627

Basic net earnings (loss) per share attributable to Syneron
shareholders	$(0.50)	$0.71	$0.21

Diluted net earnings (loss) per share attributable to Syneron
shareholders	$(0.50)	$0.70	$0.20

Weighted average number of Ordinary Shares used in computing
basic net earnings (loss) per share	27,492	27,372	27,410

Weighted average number of Ordinary Shares used in computing
diluted net earnings (loss) per share	27,492	27,546	27,521

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Synerom Medical Ltd. Shareholders
	Ordinary shares	Additional paid-in capital	Accumalted other comprehensive income	Treasury shares	Retained earnings	Non Controlling interst	Total equity	Total Comprehensive Income (loss)

Balance as of January 1, 2008	$64	$89,941	$(83)	$(7,660)	$148,573	-	$230,835

Exercise of stock options	*)	2	-	-	-	-	2
Issuance of shares as a result of exercise of
restricted stock units (RSU's)	*)	2	-	-	-	-	2
Equity based compensation expenses	-	7,592	-	-	-	-	7,592
Repurcashe of Ordinary shares at cost	-	-	-	(1,927)	-		(1,927)
Accretion of redemption of value of put option	-	-	-	-	138	-	138
Reimbursement of share issuance expenses	-	588	-	-		-	588
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	(558)	-		-	(558)	$(558)
Reclassification to income statements for loss realized	-	-	297	-		-	297	297
Net income	-	-	-	-	5,627	-	5,627	5,627

Total Comprehencive Income								$5,366

Balance as of December 31, 2008	$64	$98,125	$(344)	$(9,587)	$154,338	-	$242,596

Issuance of shares as a result of exercise of
Restricted Stock Units (RSU's)	*)	1	-	-	-	-	1
Equity based compensation expenses	-	2,689	-	-	-	-	2,689
Non controlling interest recorded as a result of
Fluorinex share aquired (see also note 1B)	-	-	-	-	-	1,277	1,277
Other comprehensive income:
Unrealized loss on available-for-sale securities	-	-	(262)	-	-	-	(262)	$(262)
Reclassification to income statements for loss
realized	-	-	183	-	-	-	183	183
Net loss	-	-	-	-	(13,693)	(106)	(13,799)	(13,799)

Total Comprehencive Income								$(13,878)

Balance as of June 30, 2009 (unaudited)	$64	100,815	$(423)	$(9,587)	$140,645	$1,171	$232,685

(*) Less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income before non controlling interest	(13,799)	19,311	$5,627
Adjustments to reconcile net income (loss) to net cash provided
By (used in) operating activities:
Depreciation and amortization	1,155	797	2,137
Deferred taxes	816	-	(1,812)
Increase in accrued severance pay, net	9	41	41
Decrease (increase) in trade receivables, net	13,780	(2,691)	8,104
Decrease in other accounts receivable and prepaid expenses	822	2,010	2,048
Decrease (increase) in inventories	2,338	(2,254)	(3,691)
Increase (decrease) in trade payables	(5,971)	457	941
Increase in other account payable and accrued expenses	(2,090)	(1,831)	(552)
Impairment of available-for-sale marketable securities	172	117	1,553
Realized loss, changes in accrued interest
and amortization of premium on marketable securities	988	(88)	(192)
Equity based compensation	2,689	4,505	7,592
Increase (decrease) in deferred revenues	(2,499)	343	(2,020)
Increase in warranty accruals	324	215	641

Net cash provided by (used in) operating activities	(1,266)	20,932	20,417

CASH FLOWS FROM INVESTING ACTIVITIES
Maturity (purchase) of short-term deposits, net	(1,793)	1,000	-
Purchase of available-for-sale marketable securities	(146,498)	(147,314)	(183,103)
Proceeds from sale and redemption of available-for-sale
marketable securities	121,186	125,300	196,988
Payments for investments in affiliated companies	(400)	(580)	(1,653)
Investment in long-term deposits and others	13	(13)	950
Purchase of property and equipment	(221)	(512)	(1,247)
Acquisition of minority shares in a subsidiary (Schedule A)	(424)	-	(775)
Net cash paid in conjunction with acquisition of a
subsidiary (Schedule B)	(41)	-	(500)

Net cash provided by (used in) investing activities	(28,178)	(22,119)	10,660

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options	-	1	2
Issuance of shares as a result of exercise of RSU's	1	2	2
Repurchase of Ordinary shares from shareholders at cost	-	(1,927)	(1,927)
Reimbursement of share issuance expenses	-	-	588

Net cash provided by (used in) financing activities	1	(1,924)	(1,335)

Increase (decrease) in cash and cash equivalents	(29,443)	(3,111)	29,742

Cash and cash equivalents at the beginning of the year	72,366	42,624	42,624

Cash and cash equivalents at the end of the year	$42,923	$39,513	$72,366

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$330	$798	$905

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

Supplemental disclosure of non cash financing and investing activities:

Purchase of property and equipment in credit	$-	$-	$347

Change in designation of Inventory to property and equipment	$(147)	$345	$496

SCHEDULE A:

Acquisition of minority shares in Light Instrument

Estimated net fair value of assets acquired and
liabilities assumed at the date of acquisition was as follows:

Goodwill and other intangible assets	$24	$-	$556

Total identified assets acquired	$24	$-	$556

Amounts paid during the year on account of acquisition
of minority shares in a subsidiary by credit	$400	$-	$219

	$424	$-	$775

SCHEDULE B:
Net cash paid in conjunction with acquisition of subsidiary
(see Note 1(B))

Consideration
Cash (1)	$1,000	$-	$500

Fair value of Syneron's equity interest in the subsidiary held
before the business combination	1,672		-

	$2,672		500

Recognized amounts of identifiable assets acquired and
liabilities assumed
Cash acquired (1)	959		-
In process research and development	983		-
Developed technology	1,141	-	1,826
Financials liabilities acquired	(144)
Deferred tax liability	(376)		(712)
Loss from remeasurment of Syneron's equity interest in the
subsidiary held before the business combination	(3)	-	-
Liability arising from a contingency	-	$-	$(614)

Total identifiable net assets	$2,560	$-	$500

Non controlling interest in the Subsidiary	(1,277)	-	-
Goodwill	1,389	-	-

	2,672

(1) Net cash paid for acquisition	$41	$-	$500

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 1	–	GENERAL

A.	Syneron Medical Ltd. (“the Company” or “Syneron”) commenced its operations in July 2000. The Company and its subsidiaries (together “the Group”) are principally engaged in research, development, marketing and sales, directly to end-users and also to distributors of advanced equipment for the esthetic medical industry and systems for dermatologists, plastic surgeons and other qualified practitioners worldwide.

B.	Fluorinex Active LTD:

1.	On May 13, 2009 (the acquisition date), the Company, invested an additional $1,000 in Fluorinex Active Ltd. (Fluorinex) in consideration of 603,687 preferred B1 shares. Following the additional investment the Company has obtained control over Fluorinex and holds 53% of fluorinex’s outstanding voting shares. Prior to the acquisition date the Company’s investment in Fluorinex was accounted for based on the cost method as further described in (4) below.

The results of Fluorinex’s operations have been included in the condensed interim financial statements since the date Company obtained control over Fluorinex. Fluorinex is an Israeli development stage company near commercialization phase which is engaged in the development of new tooth decay and dental care prevention method and device.

The Company has accounted for the acquisition and the control gained in accordance with SFAS 141(R) “Business Combinations”.

2.	The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets	Fair value	Expected useful lives

Cash	$959	-

Developed technology(1)	1,141	6.5 years
In process technology (2)	983	-

Total identifiable assets acquired	3,083

Current liabilities	(144)
Deferred tax liability	(376)	-
Total liabilities assumed		-
Net identifiable assets acquired	2,563

Goodwill (3)	1,389

Net assets acquired	$3,952

(1)	Developed technology is amortized using the straight-line method over its useful life, which is estimated to 6.5 years.

(2)	The Company recorded an in-process research and development asset which currently is not subject to amortization.The in-process research and development asset recorded will be amortized when revenues are generated from such technology and will be subject to impairment testing

(3)	Goodwill represents the excess acquisition price over assets acquired and liabilities assumed. Goodwill is not amortized and will be tested for impairment at least annually.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 1	–	GENERAL (CONT.)

B.	Fluorinex Active Ltd. (cont.):

3.	The fair value of the 47% noncontrolling interest in Fluorinex is $1,277. and was estimated using income approach.

4.	Prior to the acquisition date the Company accounted for its 43% interest in Fluorinex as an cost method investment. The investment was stated at cost, since the investment was in series B preferred shares which was determined to be not in-substance common stock in accordance with EITF 02-14. The acquisition-date fair value of the previous equity interest was $1,672, and is included in the measurement of the consideration transferred. The Company recognized an immaterial loss as a result of remeasuring its prior equity interest in Fluorinex held before the business combination.

C.	Candela Corporation:

On September 8, 2009, Syneron, Syneron Acquisition Sub, Inc. (Acquisition Sub), an indirect wholly-owned subsidiary of Syneron, and Candela Corporation, Inc. (Candela), a U.S. public company listed on the Nasdaq under the symbol CLZR, entered into an Agreement and Plan of Merger (the Merger Agreement). Under the Merger Agreement, Acquisition Sub will merge with and into Candela (the Merger), with Candela continuing after the Merger as the surviving company and Candela will become an indirect wholly owned subsidiary of Syneron. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of Candela will be converted into the right to receive our ordinary shares.

At the effective time of the Merger, it is expected that approximately 6,670,477 of Syneron ordinary shares will be issued based on conversion ratio of 0.2911 Syneron ordinary share for each Candela share of common stock, assuming no Candela stock options or stock appreciation rights will be exercised prior to closing. In addition, Syneron will assume certain outstanding stock options and stock appreciation rights of Candela, and the number of Syneron ordinary shares issuable upon exercise of each assumed Candela stock option or stock appreciation right will be determined by multiplying the exchange ratio in the transaction, 0.2911, by the number of shares of Candela common stock underlying the assumed option or stock appreciation right, as the case may be. Immediately following the effective time of the Merger and issuance of Syneron’s shares to Candela’s shareholders, Candela’s shareholders are expected to own approximately 19.4%, and Syneron’s shareholders are expected to own approximately 80.6%, of Syneron’s ordinary shares, assuming no Candela stock options or stock appreciation rights and no Syneron share options will be exercised and no Syneron restricted share units will vest prior to closing.

The Merger will have no effect on the number of ordinary shares of Syneron owned by existing Syneron shaerholders. The Merger Agreement provides that the closing of the merger is subject to receipt of regulatory approvals and approval by Candela’s stockholders.

Subject to certain conditions, the Merger Agreement may be terminated by either party, without penalty, if the Merger has not occurred on or prior to June 1, 2010, a court prohibits the merger or Candela’s shareholders do not approve the transaction. The merger is subject to Candela’s shareholders approval and other conditions.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 1	–	GENERAL (CONT.)

C.	Candela Corporation (cont.):

In addition, Syneron has the right to terminate the agreement, among other things, if (i) the Candela board of directors does not recommend the transaction to its shareholders or fails to publicly reaffirm the recommendation within 10 business days of Syneron’s request or (ii) Candela’s executes a letter of intent, memorandum of understanding or similar document relating to another acquisition proposal.

The Merger Agreement contains certain termination fees payable by Candela. If (i) Syneron terminates the agreement due to (A) the June 1, 2010 deadline or (B) Candela’s stockholders fail to approve the transaction, (ii) at or prior to the Candela’s shareholders meeting an alternative transaction is announced and (iii) within 12 months of termination Candela reaches an agreement to close (or otherwise closes) an alternative transaction, Candela will pay Synerom a termination fee equal to $2.6M. Similarly, the termination fee is payable to Syneron if Syneron terminates the agreement because a triggering event has occurred, which includes, among others, (i) the Candela board of directors does not recommend the transaction or fails to publicly reaffirm the recommendation within 10 business days of Syneron’s request; and (ii) Candela executing a letter of intent, memorandum of understanding or similar document relating to another acquisition proposal.

The transaction will be accounted for under the Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations”. Purchase consideration will be measured based on the fair value of equity instruments exchanged on the closing date. The excess of fair value of the net assets acquired over the amount of consideration transferred will be recorded as a deferred gain because the acquisition date pursuant to SFAS 141(R) did not yet occur.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed with limited exeptions permited under SFAS 141(R) as if the acquistion date occurred on June 30, 2009:

Assets	Fair value

Current assets	$101,006
Other Assets (includes mainly deferred tax assets)	22,115
Net Fixed Assets	3,469
Intangible assets	23,996

Total identifiable assets acquired	150,586

Current liabilities	(46,665)
Deferred taxes	(10,059)
Long term liabilities	(4,735)

Total identifiable liabilities assumed	(61,459)

Net identifiable assets acquired	89,127
Deferred gain	(10,993)

Net assets acquired	$78,134

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES

A.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2008, are applied consistently in these financial statements.

B.	RECENTLY ISSUED ACCOUNTING STANDARDS:

1.	Accounting Standards adopted during the period

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No.165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. SFAS No. 165 also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date-that is, whether that date represents the date the financial statements were issued or were available to be issued. This statement is effective for interim or annual reporting periods ending after June 15, 2009. During the period of six months ended June 30, 2009, the Company adopted SFAS No. 165. The Company evaluated subsequent events through the date and time the financial statements were issued on October 26, 2009. The adoption of SFAS No. 165 did not have a material effect on the Company’s condensed consolidated financial statements.

In April 2009, the FASB issued three related FASB Staff Positions (“FSP”): (i) FSP SFAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. 157-4”), (ii) FSP SFAS No. No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP SFAS No. 115-2”), and (iii) FSP SFAS No.. 107-1 and Accounting Principles Board (“APB”) No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments”, (“FSP SFAS No. 107”), which are effective for interim and annual periods ending after June 15, 2009. FSP SFAS No. 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS No. 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. FSP SFAS No. 115-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and revise the existing impairment model for such securities, by modifying the current intent and ability indicators in determining whether a debt security is other-than-temporarily impaired. FSP SFAS No. 115-2 also enhances the disclosure requirements for both debt and equity securities. FSP SFAS No. 107 enhances the disclosure of instruments under the scope of SFAS No. 157 for both interim and annual periods.

The adoption of these FASB Staff Positions in the six month period ended June 30, 2009 did not have a material impact on the Company’s condensed consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.	RECENTLY ISSUED ACCOUNTING STANDARS (CONT.):

1.	Accounting Standards adopted during the period (Cont.):

Effective January 1, 2009, the Company adopted, FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS No. 142-3”) that amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FSP SFAS No. 142. FSP SFAS No. 142-3 requires a consistent approach between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of an asset under SFAS No. 141(R). The FSP also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. The adoption of this FSP did not have a material effect on the Company’s condensed consolidated financial statements.

Effective January 1, 2009, the Company adopted FASB Staff Position No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP SFAS No. 157-1”) and FSP SFAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”). FSP SFAS No. 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope, and was effective upon initial adoption of SFAS No. 157. FSP SFAS No. 157-2 was effective from the first quarter of fiscal 2009. The adoption did not have a material effect on the Company’s condensed consolidated financial statements.

Effective January 1, 2009, the Company adopted SFAS No. 141 (revised 2007), Business Combinations, (“SFAS No. 141R”) and SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No.51”(“SFAS No. 160”). SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 160 changed the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. The Company applied this guidance to the acquidition of Fluorinex and will apply it to the merger with Candela.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.	RECENTLY ISSUED ACCOUNTING STANDARS (CONT.):

1.	Accounting Standards adopted during the period (Cont.):

In April 2009, the FASB issued FSP SFAS No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,”(“FSP SFAS No. 141R-1”). FSP SFAS No. 141R-1 amends the provisions in SFAS No. 141R for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. The FSP eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and provisions in SFAS No. 141 for acquired contingencies FSP SFAS No. 141R-1 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption did not have a material effect on the Company’s condensed consolidated financial statements.

Effective January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. The adoption did not have a material effect on the Company’s condensed consolidated financial statements.

2.	Recently issued accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification™ (the “Codification”) and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”). SFAS No. 168 confirmed that the Codification will become the single official source of authoritative U.S. Generally Accepted Accounting Principles (“GAAP”), (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. The adoption of SFAS No. 168 is not expected to have a material effect on the Company’s condensed consolidated financial statements.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 2	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.	RECENTLY ISSUED ACCOUNTING STANDARS (CONT.):

2.	Recently issued accounting Standards (cont.)

In October 2009, the FASB issued Accounting Standard Update 2009-13 (ASU 2009-13), “Multiple-Deliverable Revenue Arrangements”. The ASU 2009-13 modifies the exisiting multiple-element guidance currently included in EITF 00-21. The revised guidance provides for two significant changes to the existing multiple element revenue arrangements guidance. The first relates to the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. This change is significant as it will likely result in the requirement to separate more deliverables within an arrangement, ultimately leading to less revenue deferral. The second change modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. ASU 2009-13 also significantly expands the disclosures required for multiple-element revenue arrangements. The Company is currently evaluating the effect of the revised guidance on its consolidated financial statements. The revised guidance is effective prospectively for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.

NOTE 3:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2008 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS

STOCK OPTION PLAN

In 2004, the Company adopted the 2004 Israel Stock Option Plan (for Israeli residents) and the 2004 Incentive Stock Option Plan (for United States, Canada and the rest of the world) (collectively “the 2004 Plans”). The number of options approved under the 2004 Plans was 2,000,000 options, increasing annually according to the evergreen provision included in each of the 2004 Plans. The evergreen provision calls for the annual increase by the lesser of 2,000,000 options or 3% of the share capital, provided however that the Board of Directors may at its sole discretion decrease, at any given year, the increase of the number of options to whatever number it see fit.

As of June 30, 2009, there were 1,980,606 options available for future grant.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

STOCK OPTION PLAN (CONT.)

Under the 2004 Plans, options are granted to employees, officers, directors and consultants at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2004 Plans generally vest over a period of one to three years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2004 Plans. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSU’s) under the 2004 Plans. RSU’s usually vest over a period of employment of up to three years. Upon vesting, the RSU’s beneficiary is entitled to receive a share per one RSU for no consideration ($0.01 per share). RSU’s that are cancelled or forfeited become available for future grants.

The following is a summary of activities relating to the Company’s stock options granted to employee and directors among the Company’s various plans:

	June 30, 2009
	Amount of options	Weighted average exercise price

Options outstanding at beginning of year	3,843,001	$14.20
Changes during the year:
Granted	700,000	$7.28
Forfeited	848,886	$15.84

Options outstanding at June 30, 2009	3,694,115	$12.51

Options exercisable at June 30, 2009	930,504	$19.75

As of June 30, 2009, the total unrecognized estimated compensation costs related to non-vested stock options and RSU’s granted prior to that date was $5,563 which is expected to be recognized over a weighted average period of 1.42 years.

The information regarding the options and RSU’s outstanding as of June 30, 2009, is as follows:

	Outstanding	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price	Exercisable	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU's	69,993	5.44	$505	$0.01	24,488	5.57	$177	$0.01
Options	3,694,115	5.72	114	$12.51	930,504	4.35	114	$19.75

	3,764,108	5.72	$619	$12.28	954,992	4.38	$291	$19.24

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

STOCK OPTION PLAN (CONT.)

	Vested or expected to vest	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

RSU's	62,047	5.46	$447	$0.01
Options	2,313,816	5.65	114	$12.52

	2,375,863	5.65	$561	$12.19

(*)	Calculation of aggregate intrinsic value is based on the share price of the Company’s Common stock as of June 30, 2009 ($7.22 per share).

The following table summarizes information relating to RSU’s granted to employee, as well as changes to such awards during six motnhs period ended June 30, 2009:

	Six months period ended June 30, 2009
	Number	Weighted average grant date fair value

Outstanding at the beginning of the year	110,310	$20.28

Exercised (*)	37,068	23.17
Forfeited	3,249	26.60

Outstanding as of June 30, 2009	69,993	$18.46

(*)	In addition to RSU’s exercised by employees during the period of the six months ended June 30, 2009, consultants exercised 4,798 RSU’s that were granted during 2006 and were outstanding as of December 31, 2008.

The intrinsic value of RSU’s exercised by employees during the six months period ended June 30, 2009 was $292.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

STOCK OPTION PLAN (CONT.)

A summary of the status of the Company’s nonvested RSU’s granted to employees as of June 30, 2009, and changes during the six months period ended June 30, 2009, is presented below:

Nonvested shares	Shares	Weighted average grant date fair value
		$

Non-vested at January 1, 2009	88,064	$21.75

Vested	39,310	23.74
Forfeited	3,249	26.60

Non-vested at June 30, 2009	45,505	$19.69

The weighted average fair values of options granted during the six months period ended June 30, 2009, was:

June 30, 2009

Weighted average exercise prices	7.28

Weighted average fair value on grant date	3.82

The weighted-average estimated fair value of employee stock options granted during the 6 months ended June 30, 2009, was calculated using the binomial model with the following assumptions:

Six months June 30, 2009

Volatility	64% - 66%
Risk-free interest rate	2.23% - 2.62%
Dividend yield	0%
Post-vesting cancellation rate *)	5%
Suboptimal exercise factor **)	2
Expected life years	4.2-5.8

*)	The post-vesting cancellation rate was calculated on a monthly basis and is presented here on an annual basis.

**)	The ratio of the stock price to strike price at the time of exercise of the option.

The Company used volatility data of comparable companies with similar characteristics to the Company, i.e. profitability, for calculating volatility in accordance with SFAS 123(R). The computation of historical volatility was derived from the comparable companies’historical volatility for similar contractual terms. As a result of the above-mentioned calculations, the weighted-average volatility used for the 6 months ended June 30, 2009 was between 64% to 66%.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

STOCK OPTION PLAN (CONT.)

The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company’s employee stock options. Weighted average interest rate used for the 6 months ended June 30, 2009 was between 2.23% to 2.62%.

The Company is required to assume a dividend yield as an input in the binomial model. The dividend yield assumption is based on the Company’s historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the 6 months ended June 30, 2009 was 0%.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions used in the Company’s model. The binomial model assumes that employees’ exercise behavior is a function of the option’s remaining contractual life and the extent to which the option is in-the-money (i.e., the average stock price during the period is above the strike price of the stock option). The binomial model estimates the probability of exercise as a function of these two variables based on the history of exercises and factors in also the post vesting termination rate of employees, as termination triggers the truncation of employee awards shortly thereafter. The expected life derived from the binomial model was a weighted average of 5.1 years for options granted during the 6 months ended June 30, 2009.

As equity-based compensation expense recognized in the consolidated statement of income is based on awards ultimately expected to vest, it should be reduced for estimated forfeitures. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Pre-vesting forfeitures were estimated in period of 6 month ended June 30, 2009 to be approximately 13.63% for options and 21.15% for RSU’s, for the full term of the award on a weighted average basis, based on historical experience.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for 6 month period ended June 30, 2009 and 2008 and for the year ended December 31, 2008 comprised as follows:

	Six months ended June 30,		Year ended December 31,
	2009	2008	2008
	Unaudited		Audited

Costs of revenues	14	43	51
Research and development expenses	275	313	295
Selling and marketing expenses	1,207	2,198	3,860
General and administrative expenses	1,193	1,951	3,386

Total stock-based compensation expenses	2,689	4,505	7,592

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	INVENTORIES

	June 30, 2009	December 31, 2008
	Unaudited	Audited

Raw materials	$2,365	$3,079
Finished products	8,104	9,581

Total	$10,469	$12,660

NOTE 6:	–	DERIVATIVES

The Company’s Derivatives are not designated as hedging instruments under SFAS 133. Those derivatives consist of forward and option contracts the Company uses to hedge foreign currency balance sheet exposures. Since the derivative instruments are not designated as hedging instruments under SFAS 133, the Company recognizes changes in the fair values in its statement of income in financial income, net, in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities. The Company measured the fair value of the contracts in accordance with SFAS No. 157 at level 2. The Company recorded net loss of $155 included in the financial income, net line during the six months period ended June 30, 2009.

NOTE 7:	–	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	June 30, 2009
	Unaudited
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	$1,178	$1	-	$1,179

Available-for-sale - matures within one year:
FHLB debentures - fixed interest rate	81,525	38	(7)	81,556

	81,525	38	(7)	81,556

Available-for-sale - matures after one year
through three years:

FHLB debentures - fixed interest rate	63,744	597	(122)	64,219
Corporate debentures - fixed interest rate	2,297	-	(107)	2,190

	66,041	597	(229)	66,409

Available-for-sale - matures after three years
through five years:

FHLB debentures - fixed interest rate	2,857	-	(54)	2,803
Corporate debentures - fixed interest rate	2,401	-	(101)	2,300

	5,258	-	(155)	5,103

Available-for-sale - matures after five years:
FHLB debentures - fixed interest rate	4,109	170	(103)	4,176
Corporate debentures - fixed interest rate	685	14	-	699
Auction rate securities	10,256	-	(749)	9,507

	15,050	184	(852)	14,382

	169,052	820	(1,243)	168,629

Reclassification of certain securities to long term				27,366

				141,263

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (CONT.)

	December 31, 2008
	Audited
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

Equity securities	$300	$-	$-	$300

Available-for-sale - matures within one year:
Government debentures - fixed interest rate
(mainly FHLB debentures)	26,752	133	(50)	26,835

	26,752	133	(50)	26,835

Available-for-sale - matures after one year
through three years:
Government debentures - fixed interest rate (mainly
FHLB debentures)	87,748	861	(101)	88,508
Corporate debentures - fixed interest rate	5,159	13	(174)	4,998

	92,907	874	(275)	93,506

Available-for-sale - matures after three
years through five years:
Government debentures - fixed interest rate (mainly
FHLB debentures)	6,171	17	(8)	6,180
Corporate debentures - fixed interest rate	2,423	-	(121)	2,302

	8,594	17	(129)	8,482

Available-for-sale - matures after five years:
Government debentures - fixed interest rate (mainly
FHLB debentures)	3,513	178	-	3,691
Corporate debentures - fixed interest rate	1,706	1	(198)	1,509
Corporate debentures - floating interest rate	700	28		728
Auction rate securities	10,428	-	(923)	9,505

	16,347	207	(1,121)	15,433

	$144,900	$1,231	$(1,575)	$144,556

Reclassification of certain securities to Long Term				27,214

				$117,342

The table below shows the fair value of investments in available for sale securities that have been in an unrealized loss position for less than 12 months or for 12 months or longer as of June 30, 2009 :

	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

FHLB debentures	$52,631	$(71)	$7,035	$(216)	$59,666	$(287)
Corporate debentures	-	-	4,098	(208)	4,098	(208)
Auction rate securities	7,051	(749)	-	-	7,051	(749)

	$59,682	$(820)	$11,133	$(424)	$70,815	$(1,244)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FSP SFAS No. 115-2 effective April 1, 2009, which requires the other-than-temporary impairment (“OTTI”) for debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The Company holds its marketable securities as available-for-sale and marks them to market. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities except for certain investments in Auction Rate Securities were not other-than-temporary and no credit loss was present for any of it’s other investments. As such, the Company did not recognize any impairment charges on outstanding securities other than certain investments in Auction Rate securities for the six-month period ended June 30, 2009. See Note 8.

In accordance with SFAS 157, the Company measures marketable securities, auction rate securities and foreign currency derivative contracts at fair value. Available for sale marketable securities are classified within Level 1 or Level 2. This is because marketable securities and foreign currency derivative contracts are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

Due to the current economic environment in which there is a lack of market activity for auction rate securities, the Company has been unable to obtain quoted prices or market prices for identical assets as of the measurement date resulting in significant unobservable inputs used in determining the fair value. The Company with its third party advisor estimated the fair value of these auction rate securities using the income approach based on the following: (i) the underlying structure and contractual provisions of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; and (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period. These estimated fair values could change significantly based on future market conditions, which could result in recognizing other-than-temporary impairment losses.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of June 30, 2009:

	Level 1	Level 2	Level 3	Total

Corporate debentures	$-	$5,189	$-	$5,189
Auction rate securities	-	-	9,507	9,507
U.S. government, agency and municipal
Debentures	12,378	140,376	-	152,754
Equity securities	1,179	-	-	1,179
Foreign currency derivatives	-	(37)	-	(37)

Total	$13,557	$145,528	$9,507	$168,592

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

The following table presents the changes in Level 3 instruments measured on a recurring basis for the six months period June 30, 2009. The Company’s Level 3 instruments consist of Auction Rate Securities classified as available-for-sale with the unrealized losses, reported in “accumulated other comprehensive income (loss) equity. Fair value measurements using significant unobservable inputs (Level 3):

Auction Rate Securities

Beginning balance	$9,505
Changes in unrealized losses included in earnings (other-than-temporary impairment)	(172)
Changes in unrealized losses included in Other Comprehensive Income	174

Ending balance	$9,507

Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS held by the Company at June 30, 2009 and at December 31, 2008 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of the Company’s ARS holdings in collateralized debt obligations and a certain ARS for the six months period ended June 30, 2009 and for the year ended December 31, 2008 was $556 and $728 respectively, which reflects accumulative impairment of $7,497 and $7,325 respectively, to the carrying value of $8,053. Based on respectively valuation models and an analysis of other-than-temporary cumulative impairment factors, the Company has recorded a pre-tax impairment charge of $172 in the six months period ended June 30, 2009 and $ 1,553 in the year ended December 31, 3008, reflecting the portion of ARS holdings that the Company has concluded have another-than-temporary decline in value (for legal claims regarding investments in ARS, see also Note 10)

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 9	–	INTANGIBLE ASSETS, NET

	June 30, 2009	December 31, 2008
	Unaudited	Audited

Cost:
Patent	$1,716	$1,716
Distribution agreements	286	286
Brand name	295	295
In process R&D	1,082	99
Developed technology	4,361	3,220

Total cost	$7,740	5,616

Accumulated amortization:
Patent	1,448	1,276
Distribution agreements	68	51
Brand name	52	39
In process R&D	99	99
Developed technology	582	323

Total accumulated amortization	2,249	1,788

Amortized cost	$5,491	$3,828

Amortization expenses for the six months ended June 30, 2009 and 2008, and for the year ended December 31, 2008, amounted to $461, $275 and $1,545, respectively.

Following is the estimated amortization expenses in respect of identifiable intangible assets:

Year ended December 31,

2009 (including $461 amortization expenses already recognized in the six
month ended June 30, 2009)	$617
2010	950
2011	946
2012	900
2013	900
2014 - Thereafter	1,178

Total	$5,491

B.	Changes in goodwill for the six months period end June 30, 2009 was mainly due to Fluorinex shares acquired (see also note 1).

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 10	–	LEGAL CLAIMS

A.	On November 14, 2008, Palomar Medical Technologies, Inc. filed a complaint against our subsidiary, Syneron Inc. The complaint alleges infringement of US Patents Nos. 5,735,844 and 5,595,568 by hair removal products sold in the United States. These patents are the subject of reexaminations by the U.S. Patent Office, which has issued Notices of Intent to Issue Reexamination Certificates with respect to both patents. The case brought by Palomar against Syneron Inc. has been stayed pending the completion of the reexaminations. Palomar has indicated that it intends to ask the court to lift the stay so that the case may proceed. The Company is denying all allegations and is planning to vigorously defend this case.

B.	On March 27, 2009, the Company reached a settlement agreement with a financial institution resolving a dispute filed with FINRA in 2008 with regard to certain ARS securities managed by this institution . The parties reached an agreement to amicably settle the dispute for a total amount of $3,975 in return for a Dismissal with Prejudice and a signed release. The Company continues to hold the ARS securties related to this claim.

C.	On May 15, 2009, Trango Medical B.V. filed a claim against Syneron for unlawful termination of its distribution agreement with Syneron in the amount of approximately $2,143. Syneron is denying all allegations and is planning to vigorously defend this case. Statement of. Statement of defense and counter-claim were filed by the Company.

Note 11	–	Warranty

The Company generally provides a one year to three years standard warranty with its products, depending on the type of product and the country in which the Company does business. The Company records a provision for the estimated cost to repair or replace products under warranty at the time of sale. Factors that affect the Company’s warranty reserve include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair.

The following table provides the detail of the change in our product warranty accrual, which is a component of other accrued liabilities on the consolidated balance sheets for the six months period ende June 30, 2009 and the year ended December 31, 2008.

	June 30,	December 31,
	2009	2008
	Unaudited	Audited

Warranty accrual, beginning of year	$2,683	$2,042
Charged to costs and expenses relating to new sales	410	1,777
Costs of product warranty claims	(86)	(1,136)

Warranty accrual, end of year	$3,007	$2,683

At June 30, 2009, short term and long term accrued warranty amounted to $2,076 and $931 respectively. At December 31, 2008, short term and long term accrued warranty amounted to $1,566 and $1,117, respectively.

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 12	–	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six month Ended June 30,		Year Ended December 31,
	2009	2008	2008
	Unaudited	Unaudited	Audited

Numerator:
Net (loss) income	$(13,693)	$19,311	$5,627

Denominator:
Weighted-average number of shares outstanding
used in computing basic net earnings per share	27,491,970	27,371,954	27,410,187
Dilutive effect: stock options and RSU's	-	174,318	110,576

Total weighted-average number of share used
-in Computing diluted net earnings per share	27,491,970	27,546,272	27,520,763

Basic net earning (loss) per share	$(0.50)	$0.71	$0.21
Diluted net earning (loss) per share	$(0.50)	$0.70	$0.20

Anti-dilutive securities

The following outstanding options (prior to the application of the treasury shares method) were excluded from the computation of diluted net earnings (loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Six month Ended June 30,		Year Ended December 31,
	2009	2008	2008

Options to purchase ordinary shares	3,764,108	2,267,970	2,202,853

SYNERON MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

Note 13	–	SUBSEQUENT EVENTS

1.	See Note 1c for details on the merger transaction with Candela Corporation Inc.

2.	On October 14, 2009, the Company has signed a definitive agreement to acquire Primaeva Medical, Inc. (“Primaeva”), an aesthetic technology firm based in the United States for $7,000 in cash, with potential additional consideration of up to $23,000 in cash contingent on the achievement of commercial milestones. The proposed acquisition is subject to customary conditions and is expected to close before the end of calendar year 2009. The transaction will be accounted for under the statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combination”. Purchase consideration will be measured based on SFAS No.141(R). Consideration paid in excess of net tangible and intangible assets acquired will be recorded as goodwill. The Company will consolidate Primaeva’s results from the date of acquisition.